T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

April 24, 2008	Trading Symbols: TSX Venture -CLH
US, OTC.BB -CLHRF
Berlin and Frankfurt -GV8

CORAL GOLD PREPARING FOR THE 2008 RESOURCE
EXPANSION DRILLING

Coral Gold Resources Ltd. ("Coral" or the "Company") announces that it is continuing to reevaluate all past Robertson exploration data and apply some new insights into gold controls in the Cortez Gold Trend, preparing for the 2008 resource expansion drilling.

To help derive exploration priorities to expand the current resource with the 2008 drilling campaign, a series of in-house, draft open pit shapes have been modeled around the 2008 43-101 compliant inferred resource.

The inferred resource estimate of 2.3 million ounces of gold grading 0.0250 oz/ton (0.870 g/tonne was announced in February 2008 and a 43-101 compliant report is posted on the Coral Gold website for review at http://www.coralgold.com/i/pdf/Robertson43-101Final.pdf.

The loosely constrained open pit shapes were calculated at the posted resource cut off grades, for gold prices that range from $600 to $2000 per ounce gold. For simplicity, off site toll milling was considered and loosely estimated Nevada operating costs were used to produce non engineered, simple and idealized open pit shape alternatives. The point of the exercise is not to mimic or consider production alternatives, but provide semi quantitative exploration insight into where added resources might be most effective in any future open pit alternatives.

We are pleased with the exploration insights we are gaining even by applying this crude analysis of the resource data. We believe our approach may be one way to improve our exploration success and resource expansion we are shooting for in 2008.

The Company was incorporated in 1981 and is exploring claims on Nevada's Battle Mountain-Cortez gold trend alongside the Cortez/Pipeline gold mine. Aggressive exploration, aimed at expanding this resource, continues.

ON BEHALF OF THE BOARD

" David Wolfin"
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

This press release contains "forward-looking statements. Forward-looking statements express, as at the time of this press release, the Company's plans, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.